UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67345

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/21___ AND ENDING ___12/31/21___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___TREASURY BROKERAGE, LLC___

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

___648 MENLO AVENUE, SUITE 2___
(No. and Street)

___MENLO PARK___	___CA___	___94025___
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

___CELESTE MOYE___	___415-672-0559___	___CELESTECPA@COMCAST.NET___
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

___BRIAN W. ANSON, CPA___
(Name – if individual, state last, first, and middle name)

___18401 BURBANK BLVD., #120___	___TARZANA___	___CA___	___91356___
(Address)	(City)	(State)	(Zip Code)

___09/15/2005___	___2370___
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___ARON CHAZEN_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____TREASURY BROKERAGE, LLC_____ , as of ___DECEMBER 31_____ , 2_021___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature: _____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☐ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☑ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*__**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.__*



A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California)
County of San Mateo)

On January 20, 2022 before me, Katherine Bundt Hadrovic, Notary Public (here insert name and title of the officer)
personally appeared Aron Chazen
,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Katherine Bundt Hadrovic

KATHERINE BUNDT HADROVIC
COMM. #2234697
Notary Public - California
San Mateo County
My Comm. Expires Mar. 18, 2022
NR01

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of Annual Reports Form X-17A-5 Part III - Public,

containing 2 pages, and dated N/A.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☒ Corporate Officer(s) CEO (Title(s))
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other:

representing: Treasury Brokerage, LLC (Name(s) of Person(s) or Entity(ies) Signer is Representing)

Additional Information

Method of Signer Identification

Proved to me on the basis of satisfactory evidence:
☒ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # 19 Entry # 7

Notary contact: 310 Pope Street Menlo Park, CA 94025

Other

☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
☐

TREASURY BROKERAGE, LLC

Financial Statements and Supplementary Information

For the Year Ended December 31, 2021

With Independent Auditor's Report Thereon

PUBLIC DOCUMENT

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Treasury Brokerage, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Treasury Brokerage, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Treasury Brokerage, LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Treasury Brokerage, LLC's management. My responsibility is to express an opinion on Treasury Brokerage, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Treasury Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Treasury Brokerage, LLC's auditor since 2015.

Tarzana, California

January 18, 2022

TREASURY BROKERAGE, LLC
Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	160,198
Commissions receivable		172,225
Prepaid and other assets		3,394
Total Assets	$	335,817

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	3,342
Due to related party		55,463
Total Liabilities		58,805
Member's Equity		277,012
Total Liabilities and Member's Equity	$	335,817

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND OPERATION

Treasury Brokerage, LLC (the "Company"), is a California limited liability company. The Company is a wholly owned subsidiary of Treasury Holdings, LLC. Prior to 2016, the Company operated under the name of Treasury Curve, LLC. The Company is a registered Broker-Dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company retails mutual funds, consisting primarily of the Company's clients placing funds with various financial institutions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes
The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal Income taxes are not payable, nor provided for by the Company. The sole member is also a California LLC. The members of the parent company are taxed individually on both company's earnings. California has an annual LLC filing requirement and the Company has paid a minimum Franchise Tax of $800, plus a fee of $6,000 based upon gross receipts.

The Company has determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the parent LLC, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2018, 2019, and 2020 Federal and California income tax returns are currently open for examination.

Concentration of Revenue
The Company currently receives 79.28% of its revenue from four clients.

Concentration of Credit Risk
The Company maintains a cash balance with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from this instrument.

Revenue

The Company earns its revenue from the sale of Investment Company Shares: This includes concessions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UITs to the extent they are open end companies.

Advertising

Advertising costs are expensed as incurred. Total advertising expense for the year ended December 31, 2021 was $0.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company paid $120,000 to Treasury Technologies, LLC (a related party) for Portal Licensing Fees. The Company also has an expense sharing agreement with Treasury Technologies, LLC. This agreement includes rent, compensation, and employee benefits. For the year ended December 31, 2021, Rent expense was $13,770, compensation was $290,586, and Employee Benefits were $38,237. At December 31, 2021 the Company owed Treasury Technologies, LLC $37,463 for these shared expenses.

In February, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases, including recognizing a right to use asset and lease liability for all lease agreements. In as much as the lease agreement for office rent is carried by the Parent company, the Company is not subject to this requirement.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2021, the Company's net capital of $273,618 was $268,618 in excess of its net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.21 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. Consequently, a reserve requirement was not calculated, and a reconciliation to that calculation is not included herein.

6. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company had no levels to measure at December 31, 2021.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition through January 18, 2022, the date the financial statements were available to be issued. During this period, no subsequent events occurred that require recognition or disclosure in the financial statements.